1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE	TSXV: ITR; NYSE American: ITRG
January 10, 2025	www.integraresources.com

INTEGRA ANNOUNCES LEADERSHIP TRANSITION

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSXV: ITR; NYSE American: ITRG) announces that Integra's Board of Directors (the "Board") has appointed George Salamis as President, Chief Executive Officer & Director and Anna Ladd-Kruger as Chair of the Board, effective immediately. Mr. Salamis succeeds Jason Kosec as Integra's President and Chief Executive Officer. Mr. Kosec has also resigned as a Director of the Company.

Anna Ladd-Kruger, Chair of the Board of Directors of Integra stated: "This is a natural time to transition our leadership as we pursue our vision of becoming a leading precious metals producer in the Great Basin region. George will seamlessly step back into the role of Chief Executive Officer, a position he held upon founding Integra in 2017. George will leverage the knowledge he has gained over 30 years working in the global mining industry, including with major mining operators Placer Dome and Cameco. He will lead the team with a focus on our two strategic priorities: reaching sustained profitability and operational excellence at our Florida Canyon Mine in Nevada and advancing our built-in growth pipeline through the DeLamar and Nevada North development projects, with an emphasis on permitting during a pivotal time for natural resource development in the US. On behalf of the Board, we would like to thank Jason for his contributions to Integra and we wish him all the best in his future pursuits."

George Salamis, President, CEO & Director, commented: "We are grateful for Jason's contributions to Integra, including the role he played in consolidating Integra's exploration, development and producing assets in Nevada and Idaho. By bringing these assets together, Jason helped to establish a strategic path for Integra to become a growing precious metals producer in the Great Basin of the Western United States.  We move forward on this path with energy, knowing our Florida Canyon Mine will play a crucial role in realizing our vision. Over the course of 2025, we will strengthen our robust operating and development teams, adding mining expertise and production excellence to our executive team. Our goal is to announce a new Chief Operating Officer during Q1 2025 and have an expanded operations team in place by early 2026."

"The cash flow we generate at the Florida Canyon mine will support both the mine's own resiliency as it continues producing reliable value, as well as the accelerated advancement of the DeLamar Project" stated Mr. Salamis. "We will aim to initiate the federal permitting process for DeLamar in 2025, carefully timed as the new federal administration settles into its new roles, and begin executing on policies that bring jobs and investments back to the US and build up local supply chains. There has never been a more exciting time to pursue responsible mining development and sustainable operations in the US."

Jason Kosec added, "It has been a privilege to build a high-quality asset portfolio at Integra, during a time when the industry needed consolidation. I will be available to the team to ensure a smooth transition of responsibilities and look forward to realizing value as a shareholder."

Anna Ladd-Kruger has played a pivotal role in Integra's growth trajectory since she was appointed to the Board in 2018, as Director and Audit Chair. Anna has over 25 years of industry experience, progressing her career through financial and operational leadership roles at several Canadian publicly listed mining companies. She holds experience in various stages of the mining process from exploration to multi-jurisdictional operations. Anna's extensive executive and director level experience for numerous junior and mid-tier producers ideally positions her to lead Integra through the next phase of growth as a producing company.

Since founding the Company in 2017, after co-leading the successful sale of Integra Gold to Eldorado Gold for C$590 million as Executive Chairman, Mr. Salamis has been either President and CEO or Executive Chair of Integra, fostering collaborative working relationships across the capital markets, shareholders, and stakeholders in Idaho and Nevada. He has assembled a strategic Board of Directors purpose-built to advance natural resource development in the Great Basin region, during a time when US federal policy is shifting to prioritize domestic mineral production and reduce reliance on foreign supply chains.

About Integra Resources

Integra is a growing precious metals producer in the Great Basin of the Western United States. Integra is focused on demonstrating profitability and operational excellence at its principal operating asset, the Florida Canyon Mine, located in Nevada. In addition, Integra is committed to advancing its flagship development-stage heap leach projects: the past producing DeLamar Project located in southwestern Idaho and the Nevada North Project located in western Nevada. Integra creates sustainable value for shareholders, stakeholders, and local communities through successful mining operations, efficient project development, disciplined capital allocation, and strategic M&A, while upholding the highest industry standards for environmental, social, and governance practices.

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis

President, CEO & Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward Looking and Other Cautionary Statements

Certain information set forth in this news release contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and applicable United States securities laws (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: Board and management changes including, but not limited to, plans to announce a new Chief Operating Officer and expanded operations team; cash flow and use thereof; project permitting;  the future financial or operating strategies, goals and performance of the Company and the Company's mineral properties and project portfolio; the results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of technical reports on mineral properties referenced herein; magnitude or quality of mineral deposits; the anticipated advancement of the Company' mineral properties and project portfolios; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates; exploration prospects of mineral properties; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of mineral properties; future growth potential of mineral properties; and future development plans.

Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", "believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions. Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such information is provided. Assumptions and factors include: availability of skilled labour; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Company's mineral properties; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold and silver; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates.  Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and management's ability to anticipate and manage the foregoing factors and risks. Although the Company has attempted to identify important factors and risks that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's annual report on Form 20-F dated March 28, 2024 for the fiscal year ended December 31, 2023 and Florida Canyon Gold Inc.'s listing application on TSX Venture Exchange Form 2B, each of which are available on the respective SEDAR+ issuer profiles for the Company and Florida Canyon Gold Inc. available at www.sedarplus.ca.

There can be no assurance that forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward‐looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plans, objectives and goals, and may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and the reader is cautioned not to place undue reliance on forward‐looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.